ALLIANCE WORLD DOLLAR GOVERNMENT FUND, INC.     Exhibit 77C
811-07108

The Annual Meeting of Shareholders of Alliance World Dollar Government Fund, Inc. was held on March 31, 1998. A description of each proposal and number of shares voted at the meeting are as follows:

1. To Elect Directors:  Shares Voted For        Withheld Authority
   Class One Directors
   (term expires 2001)

   David H. Dievler        4,891,345             133,224
   Donald G. Robinson      4,893,205             131,364
   Clifford L. Michel      4,891,555             133,014

2. To ratify the selection       Shares    Shares Voted      Shares
   of Ernst & Young LLP         Voted For    Against        Abstained
   as the Fund's independent
   auditors for the Fund's
   fiscal year ending
   October 31, 1998.           4,888,090       25,357         111,123